EXHIBIT 99.1
Section B — Copy to be published in the Annexes to the Belgian Official Gazette after filing of the deed with the registry
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Filing Information
Reference No.: *26086483*
Filed / Received on: 30 June 2026
Registry: at the registry of the French-speaking Enterprise Court of Brussels
Enterprise No.: 1011.751.174
Name (in full): Titan America
Legal form: Public limited company (société anonyme)
Full registered office address: 1000 Brussels, Place Sainte-Gudule 14
Subject of the deed: ACKNOWLEDGEMENT OF THE COMPLETION OF A CAPITAL INCREASE FOLLOWING THE EXERCISE OF SUBSCRIPTION RIGHTS
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Deed
On this day, the eighteenth of May two thousand and twenty-six.
( ... )
Before Tim CARNEWAL, notary in Brussels (first canton), exercising his functions within the company “BERQUIN NOTAIRES”, having its registered office at 1000 Brussels, Avenue Lloyd George 11,
THERE APPEARED:
( ... )
hereinafter also referred to as the “appearing party”,
acting in the capacity of special proxyholder designated by the board of directors of the public limited company “Titan America”, having its registered office at 1000 Brussels, Place Sainte-Gudule 14, and holding enterprise number 1011.751.174 (the “Company”)
( ... )
Acknowledgements
After this preliminary statement, the appearing party acknowledges, in accordance with Article 7:187 of the Code of Companies and Associations, the following:
I. It results from the statement of subscription rights that the exercise of a total of 10,876 subscription rights was requested. This statement is annexed to the letter of instruction drawn

EXHIBIT 99.1
up on behalf of the board of directors of the Company, which shall remain annexed to the present deed.
II. The exercise of one subscription right gives entitlement to one (1) share of the Company.
III. The capital of the Company has been increased by USD 108.76 and raised from USD 1,843,624,650.00 to USD 1,843,624,758.76. The said capital increase is carried out by the issuance of 10,876 new shares, enjoying the same rights and advantages as the existing shares. The said new shares were subscribed for in cash at an exercise price of USD 0.01, as set out in the statement referred to in paragraph I above. Each share was immediately paid up to the extent of 100.00%.
( ... )
IV. Article 5 of the articles of association shall henceforth read as follows:
“Article 5. CAPITAL
The capital of the company is set at one billion eight hundred forty-three million six     hundred twenty-four thousand seven hundred fifty-eight United States dollars and seventy-six cents (USD 1,843,624,758.76).
It is represented by one hundred eighty-four million three hundred seventy-three     thousand three hundred forty-one (184,373,341) shares, without indication of nominal value, with voting rights, each representing an equal part of the capital.”
( ... )
CERTIFIED TRUE EXTRACT.
(Filed together with the extract: an official copy of the deed, a copy of a letter of instruction dated 13 May 2026.)
(To be filed electronically via the articles of association database: the coordinated text of the articles of association.)
This extract is issued prior to registration in accordance with Article 173, 1° bis of the Code of Registration Duties.
Tim CARNEWAL
Notary
Annexes to the Belgian Official Gazette – 07/07/2026 – Annexes du Moniteur belge
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This is an unofficial English translation of a French-language document prepared for reference purposes.